May 30, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: SEATech Ventures Corp.

Form S-1/A

Filed April 24, 2019

File No. 333-230479

To the men and women of the SEC:

On behalf of SEATech Ventures Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 1, 2019 addressed to Mr. Seong, the Company’s President, with respect to the Company’s filing of its S-1/A on April 24, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated the S-1/A throughout so that it is reflective of a change to the number of shares being offered pursuant to the resale offering. We have also amended the table under, “Security Ownership of Beneficial Owners and Management” as the ownership of STVC Talent Sdn Bhd has, since the last S-1/A filed, changed. Any related disclosures have been updated accordingly and marked as revised. Additionally, counsel has updated the opinion letter, attached as exhibit 5.1, to accurately reference the number of shares being registered.

SEC Comment(s) Analysis

Prospectus Summary

The Company, page 2

1. We note your response to prior comment 1. Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Company Response:

We have added the following to page 2: “We do not believe that the company is a blank check shell company because the company currently has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. At this time, the company’s officers and directors, any company promoters, and or their affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.”

Exhibits

2. Please have your independent auditor update their Exhibit 23 consent for inclusion of its audit report for the year ended December 31, 2018 in the registration statement on Form S-1.

Company Response:

Our independent auditor has provided us a revised consent which is included herein as exhibit 23.1.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 30, 2019

/s/ Chin Chee Seong

Chin Chee Seong

President